United States securities and exchange commission logo





                              March 26, 2024

       Charles Treadway
       Chief Executive Officer
       CommScope Holding Company, Inc.
       3642 E. US Highway 70
       Claremont, North Carolina 28610

                                                        Re: CommScope Holding
Company, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on March 1,
2024
                                                            File No. 333-277582

       Dear Charles Treadway:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-3 Filed on March 1, 2024

       Cover Page

   1. We note that there is no established public trading market for your preferred stock.
                                                        Accordingly, please
revise your prospectus to disclose a fixed price at which the selling stockholders will sell
the preferred stock. Refer to Item 501(b)(3) of Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

                                                        Please contact Sarah
Sidwell at 202-551-4733 or Evan Ewing at 202-551-5920 with any
 Charles Treadway
CommScope Holding Company, Inc.
March 26, 2024
Page 2

other questions.



                                               Sincerely,
FirstName LastNameCharles Treadway
                                               Division of Corporation Finance
Comapany NameCommScope Holding Company, Inc.
                                               Office of Manufacturing
March 26, 2024 Page 2
cc:       Daniel Haaren
FirstName LastName